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                          April 20, 2023

       Matthew Angel
       Chief Executive Officer and President
       Eterna Therapeutics Inc.
       1035 Cambridge Street, Suite 18A
       Cambridge, MA 02141

                                                        Re: Eterna Therapeutics
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 17,
2023
                                                            File No. 333-271279

       Dear Matthew Angel:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Win Rutherfurd